UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Captivision Inc.

(Name of Issuer)

Ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G18932106

(CUSIP Number)

November 15, 2023

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G18932106	Page 1 of 6 Pages

1	NAMES OF REPORTING PERSONS Whale M&A Small-Mid Sized Company M&A Private Equity Fund No. 1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,681,723 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,681,723 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,681,723 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8% (2)
12	TYPE OF REPORTING PERSON CO

(1)

Consists of 1,681,723 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of Captivision Inc. (the “Issuer”) directly held by Whale M&A Small-Mid Sized Company M&A Private Equity Fund No. 1 (“Whale PEF”).

(2)

Based on an aggregate of 28,817,810 Ordinary Shares issued and outstanding as of November 15, 2023, as reported on the Issuer’s Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on November 22, 2023.

CUSIP No. G18932106	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Whale Investment Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,681,723 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,681,723 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,681,723 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8% (2)
12	TYPE OF REPORTING PERSON CO

(1)

Consists of 1,681,723 Ordinary Shares directly held by Whale PEF. Whale Investment Co., Ltd. is the general partner of Whale PEF with the right to vote or dispose of the Ordinary Shares held by Whale PEF.

(2)	Based on an aggregate of 28,817,810 Ordinary Shares issued and outstanding as of November 15, 2023, as reported on the Issuer’s Form 20-F filed with the SEC on November 22, 2023.

CUSIP No. G18932106	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS K-Broadpeak Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,681,723 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,681,723 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,681,723 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8% (2)
12	TYPE OF REPORTING PERSON CO

(1)

Consists of 1,681,723 Ordinary Shares directly held by Whale PEF. Whale Investment Co., Ltd. (“Whale Investment”) is the general partner of Whale PEF with the right to vote or dispose of the Ordinary Shares held by Whale PEF. K-Broadpeak Co., Ltd. is the controlling person of Whale Investment and therefore may be deemed to be an indirect beneficial owner of the Ordinary Shares held by Whale PEF.

(2)	Based on an aggregate of 28,817,810 Ordinary Shares issued and outstanding as of November 15, 2023, as reported on the Issuer’s Form 20-F filed with the SEC on November 22, 2023.

CUSIP No. G18932106	Page 4 of 6 Pages

Item 1.	(a)	Name of Issuer:

Captivision Inc., a Cayman Islands exempted company

	(b)	Address of Issuer’s Principal Executive Offices:

Unit 18B Nailsworth Mills Estate, Avening Road,
Nailsworth, GL6 0BS, United Kingdom

Item 2.	(a)	Name of Person Filing:

(i) Whale M&A Small-Mid Sized Company M&A Private Equity Fund No. 1 (“Whale PEF”);

(ii) Whale Investment Co., Ltd. (“Whale Investment”); and

(iii) K-Broadpeak Co., Ltd. (“K-Broadpeak”)
(each a “Reporting Person” and collectively, the “Reporting Persons”).

	(b)	Address of Principal Business Office or, if none, Residence:

The address of principal business office of each of the Reporting Persons is as follows:

Whale PEF

17F, 86, Mapo-daero, Mapo-gu
Seoul 04168, Republic of Korea

Whale Investment

17F, Changkang Bldg., 86, Mapo-daero, Mapo-gu
Seoul, 04168, Republic of Korea

K-Broadpeak

3F, 14, Teheran-ro 103-gil, Gangnam-gu
Seoul, 06173, Republic of Korea

	(c)	Citizenship:

See the response to row 4 of the cover page for each Reporting Person.

	(d)	Title of Class of Securities:

Ordinary shares, par value $0.0001 per share

	(e)	CUSIP Number:

G18932106

CUSIP No. G18932106	Page 5 of 6 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a) Amount Beneficially Owned: See the response to row 9 of the cover page for each Reporting Person.

(b) Percent of Class: See the response to row 11 of the cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

See the response to row 5 of the cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote

See the response to row 6 of the cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of

See the response to row 7 of the cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of

See the response to row 8 of the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

CUSIP No. G18932106	Page 6 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: November 29, 2023

WHALE M&A SMALL-MID SIZED COMPANY M&A PRIVATE EQUITY FUND NO. 1

By: Whale Investments Co., Ltd., its General Partner

By:	/s/ Soung Eun Kim
Name:	Soung Eun Kim
Title:	Chief Executive Officer

WHALE INVESTMENT CO., LTD.

By:	/s/ Soung Eun Kim
Name:	Soung Eun Kim
Title:	Chief Executive Officer

K-BROADPEAK CO., LTD.

By:	/s/ Kyu Cheol Sim
Name:	Kyu Cheol Sim
Title:	Chief Executive Officer

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement.